NO ACT

DC
PE
6-28-10

Act: 1934
Section: 15d
Rule:
Public
Availability: 6/30/2010





10013110

June 30, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Nyer Medical Group, Inc.
Incoming letter dated June 28, 2010

Based on the facts presented, the Division will not object if Nyer stops filing periodic and current reports under the Securities Exchange Act of 1934, including its annual report on Form 10-K for the fiscal year ending June 30, 2010. In reaching this position, we note that Nyer has filed post-effective amendments removing from registration unsold securities under all effective registration statements on Forms S-3 and S-8, and those post-effective amendments are effective. We assume that, consistent with the representations made in your letter, Nyer will file a certification on Form 15 making appropriate claims under Exchange Act Rules 12g-4 and 12h-3 on or before the due date of its Form 10-K for the fiscal year ending June 30, 2010.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Carmen Moncada-Terry

Carmen Moncada-Terry
Special Counsel



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 30, 2010

Mail Stop 4561

Howard E. Berkenblit, Attorney at law
Sullivan & Worcester LLP
One Post Office Square
Boston, MA 02109

Re: Nyer Medical Group, Inc.

Dear Mr. Berkenblit:

In regard to your letter of June 28, 2010, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Thomas J. Kim
Chief Counsel & Associate Director

SULLIVAN & WORCESTER

Sullivan & Worcester LLP
One Post Office Square
Boston, MA 02109

T 617 338 2800
F 617 338 2880
www.sandw.com

Rule 12h-3 under the Securities Exchange Act of 1934,
Section 15(d) of the Securities Exchange Act of 1934

June 28, 2010

VIA EMAIL

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549-7010
Email: cfletters@sec.gov

Re: Nyer Medical Group, Inc. (Commission File No. 000-20175)

Ladies and Gentlemen:

We are writing on behalf of our client Nyer Medical Group, Inc., a Florida corporation ("Nyer"), to request that the staff of the Office of Chief Counsel, Division of Corporation Finance (the "Staff"), of the United States Securities and Exchange Commission (the "SEC") confirm that it concurs in Nyer's view that the updating of the Nyer S-3 and the Nyer S-8s (each as defined below) pursuant to Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act"), during the current fiscal year would not preclude Nyer from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to suspend its reporting obligations pursuant to Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder if, under the circumstances described in this letter, Nyer files a Form 15 on or before September 28, 2010, the due date of its next Annual Report on Form 10-K, to deregister its common stock, $.0001 par value ("Common Stock") under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act effective immediately upon the filing of the Form 15. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of Nyer to file reports under the Exchange Act under the circumstances described herein.

I. Background

(a) *The Special Meeting of Shareholders*

On January 20, 2010, the shareholders of Nyer approved: (a) an Asset Purchase Agreement, dated as of October 22, 2009, among Walgreen Eastern Co., Inc., D.A.W., Inc. ("DAW") and Nyer and the transactions contemplated thereby (the "WAG Transaction"); (b) a Transaction Agreement, dated October 23, 2009, among DAW, certain members of management of DAW and Nyer and the transactions contemplated thereby (the "DAW Transaction") and (c) Nyer's Plan of Dissolution and the transactions contemplated thereby (the "Plan of Dissolution" and together with the WAG Transaction and the DAW Transaction, the "Transactions"), each as described in Nyer's Proxy Statement on Schedule 14A filed with the SEC on December 17, 2009.

The WAG Transaction and the DAW Transaction closed on January 29, 2010 and February 3, 2010, respectively, and, as a result, Nyer disposed of substantially all of its assets other than cash on such dates. Nyer made a liquidating distribution to its shareholders of all of its remaining cash on May 20, 2010, and filed its articles of dissolution (the "Articles") on May 19, 2010.

(b) *Securities*

On March 22, 2010, pursuant to the Plan of Dissolution, the Board of Directors of Nyer approved a record date of May 3, 2010, and a payment date of May 14, 2010, for the liquidating distribution to holders of shares of Nyer's Common Stock, as of such record date.

On February 22, 2010, the holders of all outstanding shares of Nyer's preferred stock and convertible promissory notes converted such securities into shares of Common Stock. On March 24, 2010, Nyer notified each option and warrant holder that such securities must be exercised prior to May 3, 2010 in order for the holders to receive a liquidating distribution. On April 15, 2010, all remaining outstanding warrants to acquire Common Stock expired, unexercised by their terms. On May 3, 2010, nine individuals exercised options, and all options remaining unexercised as of such date were cancelled by Nyer. Accordingly, after May 3, 2010, no warrants or options to acquire, or any other securities convertible into, Common Stock remain outstanding, nor were any debt securities of Nyer outstanding; in other words, after May 3, 2010, shares of Common Stock were the only securities of Nyer remaining outstanding.

Nyer closed its stock record books on May 3, 2010. On May 12, 2010, the Board of Directors of Nyer declared a sole liquidating distribution of $2.08 per share of Common Stock, or $11,774,000 in the aggregate. Nyer made this distribution on May 20, 2010 to all shareholders of record as of the close of business on May 3, 2010. Nyer filed its Articles with the Florida Department of State. The Articles were effective on May 19, 2010. Nyer deemed all shares of Common Stock to be cancelled and no longer outstanding as of such date. In addition, Nyer has informed us that it no longer has any known remaining assets or liabilities.

As of May 19, 2010, just prior to its dissolution, Nyer had 68 holders of record of its Common Stock, including 22 Depository Trust Company participants with positions in the Common Stock. The holders of the outstanding shares include directors, officers and former employees of Nyer and DAW, as well as other affiliates and non-affiliate investors. Following the dissolution, Nyer no longer has any holders of its Common Stock.[1]

II. Securities Act Registration Statements No Longer Effective

Prior to the approval of the Transactions, Nyer had on file with the SEC one effective registration statement on Form S-3 and three effective registration statements on Form S-8. Each of these registration statements were declared effective prior to the current fiscal year (the Nyer Form S-3 was declared effective on November 29, 2005, one of the Nyer Form S-8s became effective upon filing on January 23, 2007 and the other two Nyer S-8s became effective on June 29, 1996), which ends June 30, 2010, but have been

[1] We understand from Florida counsel that Florida law is silent as to whether shareholders of record of a Florida corporation remain shareholders following a dissolution. However, even if all 68 shareholders or record remained shareholders, there would still be well below 300 shareholders of record.

automatically updated during this fiscal year for purposes of Section 10(a)(3) of the Securities Act through the filing of Nyer's Annual Report on Form 10-K made during this fiscal year.

A brief description of these registration statements follows:

Nyer Form S-3 – Registration #333-129415: The Nyer Form S-3 registered shares Common Stock for resale by the selling stockholders listed in the Registration Statement, including shares issuable upon the exercise of warrants granted to the selling securityholders. The relevant warrants expired by their terms on April 15, 2010. No securities were issued under the Nyer Form S-3 in the current fiscal year.

Nyer Form S-8s – Registration #333-140151, 333-05647 and 333-05635: One of the Nyer Form S-8s was filed in 2007 to register issuances and resales of shares of Common Stock pursuant to Nyer's 1993 Stock Option Plan, 2002 Stock Option Plan and October 1999 Employment Agreement (which agreement was modified, confirmed and ratified pursuant to the December 2002 Stock Option Agreement). The second Nyer Form S-8 was filed in 1996 to register issuances and resales of share of Common Stock pursuant to an agreement between Nyer and Genetic Vectors, Inc. The third Nyer Form S-8 was filed in 1996 to register issuances and resales of share of Common Stock pursuant to Nyer's 1993 Stock Option Plan. No securities were issued under any of the Nyer Form S-8s in the current fiscal year.

On April 27, 2010, Nyer filed with the SEC Post-Effective Amendments to (a) the Nyer Form S-3, which removed from registration all securities registered under the Nyer S-3 that remained unsold and (b) one of the Nyer Form S-8s, which deregistered all of the securities previously covered by such Nyer Form S-8. On June 28, 2010, Nyer filed with the SEC Post-Effective Amendments to the other two Nyer Form S-8s, which deregistered all of the securities previously covered by such Nyer Form S-8s. The Post-Effective Amendments to the Nyer Form S-8s were immediately effective upon filing and, as of May 6, 2010, the Post-Effective Amendment to the Nyer Form S-3 was declared effective.

III. Exchange Act Reporting Obligations

Except for its Common Stock, Nyer has no other class of securities that has been registered or is required to be registered under Section 12 of the Exchange Act or under which Nyer has a reporting obligation under Section 15(d) of the Exchange Act. The Common Stock was previously registered under Section 12(g) of the Exchange Act under a Form 8-A filed on May 1, 1992, as amended on June 3, 1992 (File No. 000-20175), and the Common Stock was listed on the NASDAQ Capital Market, part of the NASDAQ Stock Market ("NASDAQ"). As a result of NASDAQ becoming a national securities exchange on August 1, 2006, the Common Stock became registered under Section 12(b) of the Exchange Act. On January 26, 2010, in connection with the consummation of the Transactions, Nyer notified NASDAQ of its intent to voluntarily delist and file an application on Form 25 (the "Form 25") with the SEC to remove the Common Stock from listing on NASDAQ and registration under Section 12(b) of the Exchange Act. The delisting became effective on February 18, 2010. As a result of the filing of the Form 25, the Common Stock was deregistered under Section 12(b) of the Exchange Act, and thereupon again became registered under Section 12(g) of the Exchange Act pursuant to Rule 12g-2.

In order to fully relieve itself of its reporting obligations under Section 13(a) of the Exchange Act, Nyer also has to deregister the Common Stock registered pursuant to Section

12(g) of the Exchange Act. Pursuant to Rule 12g-4, Nyer expects to file a certification on Form 15 to terminate the registration of the Common Stock under Section 12(g). Nyer no longer has any shareholders of record nor any remaining assets. Nyer has no other classes of equity securities that have been registered or are required to be registered under Section 12(g) of the Exchange Act. Pursuant to Rule 12g-4(a), deregistration of the Common Stock under Section 12(g) of the Exchange Act is expected to occur 90 days after Nyer's filing of the Form 15. However, pursuant to Rule 12g-4(b), Nyer's duty to file any reports under Section 13(a) of the Exchange Act and the rules and regulations promulgated thereunder solely because of the registration of the Common Stock under Section 12(g) will be suspended immediately upon Nyer' s filing of the Form 15.

Upon the suspension of its Exchange Act reporting obligations under Section 12(g), Nyer will again become subject to the reporting obligations of Section 15(d) under the Exchange Act, which obligations were suspended while Nyer's Common Stock was registered under Sections 12(g) or 12(b). Upon obtaining the relief sought by this letter, Nyer will file the aforementioned Form 15 on or before September 28, 2010, the due date of its next periodic report after its dissolution (i.e., Nyer's Annual Report on Form 10-K for the fiscal year ending June 30, 2010), with the SEC to, as noted above, deregister its Common Stock under Section 12(g) of the Exchange Act, and also to suspend its reporting obligations under Section 15(d) of the Exchange Act. Nyer requires relief in connection with the suspension of its reporting obligations under Section 15(d) because of Rule 12h-3(c) of the Exchange Act.

In general, Rule 12h-3 states that an issuer can suspend its reporting obligations under Section 15(d) immediately upon filing a Form 15. However, Rule 12h-3(c) states that a suspension provided under Rule 12h-3 is unavailable for any class of securities for a fiscal year in which a registration statement relating to that class becomes effective under the Securities Act or is updated for purposes of Section 10(a)(3) of the Securities Act through the filing of an issuer's Annual Report on Form 10-K. While neither the Nyer Form S-3 nor the Nyer Form S-8s became effective during the most recent fiscal year, these Registration Statements were automatically updated for purposes of Section 10(a)(3) of the Securities Act when Nyer filed its Annual Report on Form 10-K during the past fiscal year. As a result, despite otherwise satisfying the requirements of Rule 12h-3, Rule 12h-3(c) precludes the suspension of Nyer's obligation to file periodic and current reports under Section 15(d) of the Exchange Act for the remainder of the fiscal year without the relief sought by this letter.

IV. Discussion

We respectfully submit that, notwithstanding the provisions of Rule 12h-3(c), Nyer should be able to rely on Rule 12h-3 to suspend its duty to file periodic and current reports under Section 15(d) of the Exchange Act for the following reasons:

(a) *Nyer Satisfies the Requirements of Rule 12h-3(a) and (b)*

Nyer satisfies all requirements of Rule 12h-3(a) and (b) for the suspension of its duty under Section 15(d) to file reports required by Section 13(a) of the Exchange Act. Nyer filed all required reports for its fiscal years ended June 30, 2007, 2008 and 2009 and the portion of 2010 preceding the date hereof, including Current Reports on Form 8-K reporting the approval and consummation of the Transactions, as well as reporting the record date and payment date for, and amount of, the liquidating distribution, and will continue to make such filings until it files the Form 15 with respect to which no-action relief is being sought. Nyer advises the Staff that as of the date of this letter Nyer is current in its Exchange Act reporting obligations. Furthermore, Nyer has undertaken to file Current Reports on Form 8-Ks to update current shareholders as to the details of the winding up of the company and the payment of the liquidating distribution. In addition, the Common Stock is held of record by fewer than 300 shareholders. As a result, we believe that, except for the application of Rule 12h-3(c), Nyer satisfies the criteria for suspension of reporting under Section 15(d) of the Exchange Act.

(b) *Purpose of Section 15(d) Will Not Be Undermined by Granting Nyer Relief*

The Staff has repeatedly indicated that a literal reading of Rule 12h-3(c) is not always justified by public policy reasons. In the proposing release to revise Rule 12h-3, the SEC stated that the purpose of periodic reporting under Section 15(d) is "to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply" and that "this Rule 12h-3(c) limitation is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering". See Proposed Suspension of Periodic Reporting Obligation, Exchange Act Release No. 34-20263, 28 SEC Docket 1290 (October 5, 1983) (the "Proposing Release"). We believe these policy concerns are not at issue in Nyer's situation for several reasons.

As described in more detail in Part I above, there are currently no outstanding equity or debt securities of Nyer or outstanding options, warrants or other rights of any kind to acquire equity or debt securities of Nyer.

Additionally, neither the Nyer Form S-8s nor the Nyer Form S-3 became effective during this fiscal year; rather, these Registration Statements were updated solely pursuant to Section 10(a)(3) of the Securities Act by the filing of Nyer's Annual Report on Form 10-K. In addition, no securities were issued under these Registration Statements in the current fiscal year. In such cases, the concern about providing ongoing current information is not the same concern contemplated by the Proposing Release. As noted above, on April 27, 2010 and June 28, 2010, Nyer filed with the SEC Post-Effective Amendments to Nyer's Form S-3 and Form S-8s, in each case deregistering any securities of Nyer that remained covered thereby. All such Post Effective Amendments have become effective. Accordingly, no investors can purchase or resell securities of Nyer pursuant to these Registration Statements thereby necessitating the protections of Section 15(d).

(c) *Benefits Of Periodic Reporting Do Not Outweigh the Filing Burdens*

A further reason that we believe no-action relief should be granted to Nyer is that the purpose of Rule 12h-3 is to permit companies to suspend their reporting obligations when their securities are held by a small number of persons (fewer than 300 record holders). In the Proposing Release, the SEC noted that the rule suspended the duty to file reports because "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed."

Nyer currently has fewer than 300 record holders of its Common Stock. Should the Staff not grant Nyer relief to suspend its reporting obligations under Section 15(d), Nyer will be required to undergo the expensive and time consuming process of preparing and filing its Annual Report on Form 10-K for the fiscal year after having already distributed its entire cash assets to its holders of Common Stock and after it has been dissolved as a corporate entity.

(d) *Prior No-Action Relief Granted With Respect to Rule 12h-3(c)*

The SEC has granted no-action relief in a range of circumstances where the literal application of Rule 12h-3(c) would yield relatively little public benefit in light of the burdens on the issuer of compliance with reporting requirements under the Exchange Act. *See e.g.*, DATATRAK International, Inc. (August 12, 2009); Silverstar Holdings, Ltd. (May 14, 2009); Questar Assessment, Inc. (June 13, 2008); International Securities Exchange (January 3, 2008); Bausch & Lomb Incorporated (November 6, 2007) and WaveRider Communications, Inc. (March 31, 2006). Therefore, based on the foregoing arguments, we believe that it is contrary to the underlying policy of Rule 12h-3(c) to deny Nyer suspension of its reporting obligations under Section 15(d) of the Exchange Act, merely because of the automatic update of the Nyer Form S-3 and the Nyer Form S-8s pursuant to Section 10(a)(3) of the Securities Act during the current fiscal year.

(e) *Analogous Guidance in Staff Legal Bulletin No. 18*

On March 15, 2010, the Staff published Staff Legal Bulletin No. 18 ("SLB 18"), which gives the Staff's view regarding certain situations for which it has routinely responded favorably to no-action requests regarding Rule 12h-3. In particular, the Staff noted that it routinely expressed the view when an issuer is acquired, resulting in a class of securities for which the issuer has a Section 15(d) reporting obligation being either (1) extinguished or (2) held or assumed by only one record holder, the acquiring entity, the Division of Corporation Finance has repeatedly expressed the view that continued Exchange Act reporting no longer serves the purposes underlying Section 15(d) and Rule 12h-3 because there are either no public shareholders or no longer any public shareholders of the class of securities for which there is a Section 15(d) reporting obligation, thereby making the benefits of periodic reporting not commensurate with the burdens imposed.

SLB 18 describes four conditions that, if met, routinely resulted in the Staff's view that Rule 12h-3 would not preclude an issuer from filing a Form 15 to suspend its Exchange Act reporting obligations, even though a Securities Act registration statement with respect to the relevant class of securities was updated during the time specified in Rule 12h-3(c): (1) the issuer must not have a class of securities registered under Section 12 of the Exchange Act; (2) the issuer must comply with the other requirements of Rule 12h-3; (3) the issuer must deregister any unsold securities from Securities Act registration statements and withdraw any registration statement if there were no sales; and (4) the issuer must not otherwise file Exchange Act reports during the time period in which it seeks to avail itself of the suspension provided by Rule 12h-3. The Staff expressed the view in SLB 18 that issuers that meet these conditions in the contexts presented in SLB 18 going forward do not need a no-action response from the Division before filing a Form 15 to suspend their Section 15(d) reporting obligations in reliance on Rule 12h-3. As discussed further earlier in this letter, Nyer meets each of the conditions set forth in SLB 18. However, Nyer's dissolution is not one of the types of situation identified in SLB 18. Nonetheless, we believe the dissolution and Nyer's situation are sufficiently analogous to warrant a favorable response based on the same factors.

V. Conclusion

For the reasons discussed above, we respectfully request that the Staff advise that it concurs in Nyer's view that the updating of the Nyer S-3 and the Nyer S-8s pursuant to Section 10(a)(3) of the Securities Act during the current fiscal year would not preclude Nyer from utilizing Rule 12h-3 to suspend its reporting obligations pursuant to Section 15(d) of the Exchange Act and the rules and regulations promulgated thereunder if, under the circumstances described in this letter, Nyer files a Form 15 on or before September 28, 2010, the due date of its next Annual Report on Form 10-K, to deregister its Common Stock under Section 12(g) of the Exchange Act and to suspend its reporting obligations under Section 15(d) of the Exchange Act effective immediately upon the filing of the Form 15. Alternatively, we request an exemption, pursuant to Section 12(h) of the Exchange Act, from any obligation of Nyer to file reports under the Exchange Act under the circumstances described herein.

If the Staff disagrees with any of the views expressed herein, we respectfully request an opportunity to discuss the matter with the Staff prior to any written response to this letter. In accordance with footnote 68 of Exchange Act Release No. 33-7427 (July 1, 1997), we are transmitting one copy of this letter by e-mail.

Please direct any questions or comments to me at (617) 338-2979 or hberkenblit@sandw.com.

Respectfully submitted,

/s/ Howard E. Berkenblit

Attorney at Law